Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the

Securities Exchange Act of 1934, as amended

Filer: Actavis plc

Subject Company: Allergan, Inc.

Form S-4 File No. 333-201242

DATE:	March 11, 2015
TO:	All Actavis and Allergan Employees
FROM:	Brent Saunders, CEO & President
RE:	Proposed Corporate Strategy Group

I am pleased to announce the proposed creation of a new, critical function, the Corporate Strategy Group (CSG), which will become effective upon the close of the Actavis/Allergan transaction. The group will be headed by Sanjiv Patel, EVP, Chief Strategy Officer, who will report directly to me.

Our combined company has huge potential and we have set bold growth aspirations. To exceed these expectations, we will need to align behind a clear set of long term priorities and ensure we direct our resources and efforts to achieve them. The Corporate Strategy Group will ensure a focused approach to driving our Growth Pharma vision agenda and developing an aligned view of priorities that cross functions, franchises, and regions. The team will work with me, the Executive Leadership Team, and our Board of Directors to help define how we will succeed over the long term.

The CSG has been structured to address several key areas of focus:

•	Corporate Strategy and Initiatives—creating alignment of corporate objectives, building a long-term planning framework, identifying strategic choices and resource allocations as well as leading the execution of large corporate wide initiatives.

•	Corporate Strategic Intelligence—tracking macro-environmental trends, broader peer and competitor strategies to inform the development of corporate strategy and decision making.

•	Corporate Strategic Alliances—identifying innovative opportunities with potential collaborative value outside the traditional biopharmaceutical environment.

Sanjiv Patel has successfully led commercial teams in Allergan’s European Aesthetics Franchise before running Allergan’s Emerging Markets commercial operations across all product lines in over 40 countries. He led the acquisition and integration of new affiliates in Russia and South Africa and expanded Allergan’s indirect footprint in the Middle East and Africa. Most recently Sanjiv led Allergan’s Global Strategic Marketing and Health Outcomes function. He also led Project Endurance, Allergan’s global Initiative to increase effectiveness and efficiency, and is currently co-leading the pre-integration planning of Allergan and Actavis. Prior to working at Allergan, Sanjiv practiced as a surgeon before joining the Boston Consulting Group where he focused on strategy and the execution of large scale transformations with clients across the healthcare value chain. He has a Neurosciences degree from Cambridge University, a Medical degree from the University of London, an MBA from INSEAD and is a member of The Royal College of Surgeons of England.

I am pleased to announce the following proposed leadership members of the Corporate Strategy Group, effective at the close:

•	Drake Barborka, Vice President of Corporate Strategy and Initiatives. In 30 years at Allergan, Drake has successfully led business units in the US, Europe, and Latin America. Throughout much of his career, Drake has guided the strategic development and commercialization of BOTOX® from a small, orphan drug to a mainstream, global pharmaceutical icon. Most recently, he has worked in the Global Strategic Marketing group, focused on Neurology/Pain/Urology, and is currently working on the pre-integration planning as part of the Integration Management Office.

•	Michael Rowe, Senior Director, Corporate Strategic Intelligence. Michael brings to this role 25+ years of broad experience with Allergan, Bayer, Pfizer and several start-up companies. Starting in Clinical Development, he founded the Global Market Research and Health Outcomes Departments at Allergan, led U.S. Women’s Health and Neurology Marketing for Bayer, and most recently successfully led Global Strategic Marketing for the Allergan Glaucoma business.

Other positions will be announced after the close and over the coming months.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ or Allergan’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ or Allergan’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “targets,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Allergan acquisition, including future financial and operating results, Actavis’ or Allergan’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ and Allergan’s respective goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ or Allergan’s current expectations depending upon a number of factors affecting Actavis’ business, Allergan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Allergan acquisition; subsequent integration of the Allergan acquisition and the ability to recognize the anticipated synergies and benefits of the Allergan acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing of the Allergan acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Allergan’s products; Actavis’ and Allergan’s ability to successfully develop and commercialize new products; Actavis’ and Allergan’s ability to conform to regulatory standards and receive requisite regulatory approvals; availability of raw materials and other key ingredients; uncertainty and costs of legal actions and government investigations; the inherent uncertainty associated with financial projections; fluctuations in Actavis’ operating results and financial condition, particularly given our manufacturing and sales of branded and generic products; risks associated with acquisitions, mergers and joint ventures, such as difficulties integrating businesses, uncertainty associated with financial projections, projected synergies, restructuring, increased costs, and adverse tax consequences; the adverse impact of substantial debt and other financial obligations on the ability to fulfill and/or refinance debt obligations; risks associated with relationships with employees, vendors or key customers as a result of acquisitions of businesses, technologies or products; our compliance with federal and state healthcare laws, including laws related to fraud, abuse, privacy security and others; risks of the generic industry generally; generic product competition with our branded products; uncertainty associated with the development of commercially successful branded pharmaceutical products; uncertainty associated with development and approval of commercially successful biosimilar products; costs and efforts to defend or enforce technology rights, patents or other intellectual property; expiration of Actavis’ and Allergan’s patents on our branded products and the potential for increased competition from generic manufacturers; risks associated with owning the branded and generic version of a product; competition between branded and generic products; the ability of branded product manufacturers to limit the production, marketing and use of generic products; Actavis’ and Allergan’s ability to obtain and afford third-party licenses and proprietary technology we need; Actavis’ and Allergan’s potential infringement of others’ proprietary rights; our dependency on third-party service providers and third-party manufacturers and suppliers that in some cases may be the only source of finished products or raw materials that we need; Actavis’ competition with certain of our significant customers; the impact of our returns, allowance and chargeback policies on our future revenue; successful compliance with governmental regulations applicable to Actavis’ and Allergan’s respective third party providers’ facilities, products and/or businesses; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; Actavis’ and Allergan’s vulnerability to and ability to defend against product liability claims and obtain sufficient or any product liability insurance; Actavis’ and Allergan’s ability to retain qualified employees and key personnel; the effect of intangible assets and resulting impairment testing and impairment charges on our financial condition; Actavis’ ability to obtain additional debt or raise additional equity on terms that are favorable to Actavis; difficulties or delays in manufacturing; our ability to manage environmental liabilities; global economic conditions; Actavis’ ability to continue foreign operations in countries that have deteriorating political or diplomatic relationships with the United States; Actavis’ and Allergan’s ability to continue to maintain global operations; risks associated with tax liabilities, or changes in U.S. federal or international tax laws to which we are subject, including the risk that the Internal Revenue Service disagrees that Actavis is a foreign corporation for U.S. federal tax purposes; risks of fluctuations in foreign currency exchange rates; risks associated with cyber-security and vulnerability of our information and employee, customer and business information that Actavis stores digitally; Actavis’ ability to maintain internal control over financial reporting; changes in the laws and regulations, affecting among other things, availability, pricing and reimbursement of pharmaceutical products; the highly competitive nature of the pharmaceutical industry; Actavis’ ability to successfully navigate consolidation of our distribution network and concentration of our customer base; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; developments regarding products once they have reached the market and such other risks and uncertainties detailed in Actavis’ and Allergan’s respective periodic public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to Actavis’ Annual Report on Form 10-K for the year ended December 31, 2014 and Allergan’s Annual Report on Form 10-K for the year ended December 31, 2014, as amended from time to time in Actavis’ and Allergan’s respective other investor communications. Except as expressly required by law, each of Actavis and Allergan disclaim any intent or obligation to update or revise these forward-looking statements.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Allergan, Actavis has filed with the SEC a registration statement on Form S-4, including Amendment No. 1 thereto, that contains a joint proxy statement of Actavis and Allergan that also constitutes a prospectus of Actavis. The registration statement was declared effective by the SEC on January 26, 2015. Each of Actavis and Allergan commenced mailing the joint proxy statement/prospectus to its shareholders or its stockholders on January 28, 2015. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Allergan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis are available free of charge on Actavis’ internet website at www.Actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Allergan are available free of charge on Allergan’s internet website at www.Allergan.com or by contacting Allergan’s Investor Relations Department at (714) 246-4766.

Participants in the Merger Solicitation

Actavis, Allergan, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Allergan shareholders in connection with the proposed merger is set forth in the joint proxy statement/prospectus. Information about the directors and executive officers of Allergan is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 26, 2014 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis’ proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 28, 2014 and certain of Actavis’ Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

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